Principal Real Estate Income Fund

1290 Broadway, Suite 1100

Denver, CO 80203

June 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. John Grzewkiewicz

Re:                             Principal Real Estate Income Fund

Registration Statement on Form N-2 (File Nos. 333-183789 and 811-22742)

Dear Mr. Grzewkiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Principal Real Estate Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 11:00 a.m., Eastern Time, on Tuesday, June 25, 2013 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

The Fund acknowledges, with respect to the above-captioned Registration Statement, that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Philip J. Niehoff, Mayer Brown LLP, at (312) 701-7843 or PNiehoff@mayerbrown.com.

Very truly yours,

PRINCIPAL REAL ESTATE INCOME FUND

By:	/s/ Jennifer T. Welsh
Name:	Jennifer T. Welsh
Title:	Secretary